Exhibit 1

Denison Mines Corp. Atrium on Bay, 595 Bay Street, Suite 402 Toronto, ON M5G 2C2 Ph. 416-979-1991 • Fx. 416-979-5893 • www.denisonmines.com

PRESS RELEASE

DENISON ANNOUNCES 2012 PHASE 1 DRILLING RESULTS AT

MUTANGA PROJECT, ZAMBIA

Toronto, ON – October 1, 2012… Denison Mines Corp. (TSX:DML) (NYSE MKT:DNN) (“Denison” or the “Company”) is pleased to announce that the Phase 1 drilling program on its 100% owned Mutanga uranium project in Zambia has identified additional mineralization along the Dibwe-Mutanga corridor and deeper mineralization beneath the Dibwe deposit. The Phase 2 program is currently underway and is anticipated to be completed in November.

Some of the better mineralized intersections from Phase 1 are listed in Table 1 below and their locations are shown on the attached map. A complete table of results from all Phase 1 drill holes, titled “Mutanga Project 2012 Phase 1 Drill Results” can be found on Denison’s website at www.denisonmines.com.

Table 1: Highlights of Phase 1 Drill Program

Target	Drill Hole	From (m)	Thickness (m)	Grade (ppm eU3O8)	GT (ppm eU3O8*m)
Dibwe-Mutanga Corridor	DMD1163	32.8	6.7	221	1,482
	DMC1166	72.1	3.1	428	1,327
	MED1216	17.5	8.0	172	1,379
	MED1220	9.7	25.5	327	8,336
	DMD1233	130.9	1.4	3,537	4,952

Dibwe	DBC1229	18.0	99.3	327	32,453
	DBD1237	39.2	8.4	498	4,180
	And	52.4	17.7	382	6,760
	And	72.9	7.8	606	4,730

Mutanga	MTD1209	5.5	23.5	640	15,029
	And	80.6	1.5	442	663

Phase 1 Drill Program

A total of 12,352 metres has been completed in 91 core and reverse circulation drill holes since May 2012. There were three primary objectives for the program: (1) locate additional mineralization along the Dibwe-Mutanga corridor that includes the Dibwe East deposit discovered in 2011; (2) locate deeper, stacked mineralization beneath the Dibwe and Mutanga deposits; and, (3) test other exploration target areas, particularly Dibwe North.

Of the 91 holes drilled to date, a total of 31 have been completed along the Dibwe-Mutanga corridor. These are wide spaced holes 200 to 400 metres apart which were designed to locate additional mineralization on this underexplored trend along strike to the northeast and southwest of the Dibwe East deposit. The best result was in drill hole DMC 1220, which intersected 25.5 metres at 327 ppm eU3O8, from 9.7 metres to 35.2 metres below surface. This drilling has been successful with 10 holes returning 12 intersections with a grade x thickness (GT) greater than 500 ppm eU3O8 *m. The average GT of these 12 intersections is 1,864 ppm eU3O 8*m.

Wide spaced (400 metres) drilling designed to intersect deeper, stacked mineralization beneath the Dibwe and Mutanga deposits has returned significant intersections at each deposit. Fourteen holes were completed at Dibwe, and four at Mutanga. At Dibwe, drill hole DBC1229 intersected 99.3 metres averaging 327 ppm eU3O 8 from 18.0 metres to 117.3 metres, a GT of 32,453 ppm eU3O8 *m, which extended mineralization to previously undrilled depths. At Mutanga, three intersections with a GT greater than 100 ppm eU3O8*m were intersected below previously drilled mineralization in drill hole MTD1209.

Results of drilling at other exploration target areas were mixed. Five holes of 42 drilled returned GT values greater than 500 ppm eU3O 8*m. Numerous narrow (<1 metre) and low grade (<200 ppm) intersections were obtained at Dibwe North, but future drilling will focus on other areas that have a greater potential for thicker and higher grade intersections.

The grades reported are equivalent U3O8 grades based on down-hole radiometric probing at a cut-off grade of 100 ppm eU3O8; geochemical assay results have not been received at this time. All intersections and geological interpretations are based on diamond drill core or reverse circulation drill chips only and mineralized intervals may not represent true thickness. However, the drill holes were drilled steeply at -75 degrees to -90 degrees into mineralization that generally dips shallowly at 0 to 20 degrees, so the true thickness is expected to be within 90% of the intersection length.

Phase 2 Drill Program

Phase 2 drilling has begun to follow up on the most prospective results from Phase 1. Approximately 9,000 metres in 70 drill holes are planned. This drilling should be completed in November. Concurrently, surficial geochemistry and radon orientation surveys are being implemented to test these techniques over known mineralization at the Dibwe East, Dibwe and Mutanga deposits. If successful, the techniques will be applied to other higher priority portions of the Mutanga Project to generate additional drill targets on the property.

Qualified Person

The disclosure of a scientific or technical nature contained in this news release was prepared by Steve Blower, Denison’s Vice President, Exploration, who is a Qualified Person in accordance with the requirements of National Instrument 43-101. For a description of the quality assurance program and quality control measures applied by Denison, please see Denison’s Annual Information Form dated March 28, 2012 filed under the Company’s profile on SEDAR at www.sedar.com.

About Denison

Denison Mines Corp. is a uranium exploration and development company with interests in exploration and development projects in Saskatchewan, Zambia and Mongolia. As well, Denison has a 22.5% ownership interest in the McClean Lake uranium mill, located in northern Saskatchewan, which is one of the world’s largest uranium processing facilities. Denison’s exploration project portfolio includes the world class Phoenix deposit located on its 60% owned Wheeler River project also in the Athabasca Basin region of Saskatchewan.

Denison is engaged in mine decommissioning and environmental services through its Denison Environmental Services (DES) division. Denison is also the manager of Uranium Participation Corporation (TSX-U), a publicly traded company which invests in uranium oxide in concentrates and uranium hexafluoride.

For more information, please contact

Ron Hochstein	(416) 979-1991
President and Chief Executive Officer	Extension 232

Steve Blower	(604) 689-7842
Vice President, Exploration

Jim Anderson	(416) 979-1991
Executive Vice President and Chief Financial Officer	Extension 372

Cautionary Statements

Certain information contained in this press release constitutes “forward-looking information”, within the meaning of the United States Private Securities Litigation Reform Act of 1995 and similar Canadian legislation concerning the business, operations and financial performance and condition of Denison.

Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur”, “be achieved” or “has the potential to”.

Forward looking statements are based on the opinions and estimates of management as of the date such statements are made, and they are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Denison to be materially different from those expressed or implied by such forward-looking statements. Denison believes that the expectations reflected in this forward-looking information are reasonable but no assurance can be given that these expectations will prove to be correct and such forward-looking information included in this press release should not be unduly relied upon. This information speaks only as of the date of this press release. In particular, this press release may contain forward-looking information pertaining to the following: the estimates of Denison’s mineral resources; capital expenditure programs; estimated production costs, exploration and development expenditures and reclamation costs; expectations of market prices and costs; supply and demand for uranium; possible impacts of litigation and regulatory actions on Denison; exploration, development and expansion plans and objectives; Denison’s expectations regarding raising capital and adding to its mineral resources through acquisitions and development; and receipt of regulatory approvals, permits and licences and treatment under governmental regulatory regimes.

There can be no assurance that such statements will prove to be accurate, as Denison’s actual results and future events could differ materially from those anticipated in this forward-looking information as a result of those factors discussed in or referred to under the heading “Risk Factors” in Denison’s Annual Information Form dated March 28, 2012, available at http://www.sedar.com, and in its Form 40-F available at http://www.sec.gov, as well as the following: global financial conditions, the market price of Denison’s securities, volatility in market prices for uranium; ability to access capital, changes in foreign currency exchange rates and interest rates; liabilities inherent in mining operations; uncertainties associated with estimating mineral reserves and resources and production; uncertainty as to reclamation and decommissioning liabilities; failure to obtain industry partner and other third party consents and approvals, when required; delays in obtaining permits and licenses for development properties; competition for, among other things, capital, acquisitions of mineral reserves, undeveloped lands and skilled personnel; public resistance to the expansion of nuclear energy and uranium mining; uranium industry competition and international trade restrictions; incorrect assessments of the value of acquisitions; property title risk; geological, technical and processing problems; the ability of Denison to meet its obligations to its creditors; actions taken by regulatory authorities with respect to mining activities; the potential influence of or reliance upon its business partners, and the adequacy of insurance coverage.

Accordingly, readers should not place undue reliance on forward-looking statements. These factors are not, and should not be construed as being, exhaustive. Statements relating to “mineral reserves” or “mineral resources” are deemed to be forward-looking information, as they involve the implied assessment, based on certain estimates and assumptions that the mineral reserves and mineral resources described can be profitably produced in the future. The forward-looking information contained in this press release is expressly qualified by this cautionary statement. Denison does not undertake any obligation to publicly update or revise any forward-looking information after the date of this press release to conform such information to actual results or to changes in Denison’s expectations except as otherwise required by applicable legislation.

DENISON MINES
DENISON MINES CORP.
2012 DRILL HIGHLIGHTS
MUTANGA PROJECT
Denison 100%
Kayelekera (Paladin)
ZAMBIA
Mutanga
Trekkopje (AREVA)
Rossing Mine (Rio Tinto)
Langer Heinrich (Paladin)
Uranium Mine
Under Construction
0
500
1000km
2012 Drillholes
Previous Drillholes
25600
3200
1600
800
400
100
Grade Thickness contour
Karoo - Interbedded Sandstone/Siltstone, Mudstone and Conglomerate
Pre Karoo - Katanga Formation
Basement - Granite Gneiss Quartzite
Fault
0
10 km
MED1216
172ppm eU_3O_8/8.0m
Mutanga East
Mutanga Main
MTD1209
640ppm eU_3O_8/23.5m
and 442ppm eU_3O_8/1.5m
MED1220
327ppm eU_3O_8/25.5m
Dibwe North
DMD1233
3,537ppm eU_3O_8/1.4m
Dibwe East Zone 3 & 4
DMD1163
221ppm eU_3O_8/6.7m
Dibwe Main
DMC1166
428ppm eU_3O_8/3.1m
DBC1229
327ppm eU_3O_8/99.3m
DBD1237
498ppm eU_3O_8/8.4m
and 382ppm eU_3O_8/17.7m
and 606ppm eU_3O_8/7.8m